
03050543



Pernod Ricard

Pernod Ricard's Annual General Meeting, 7 May 2003

Paris 7 May 2003 – The Joint Ordinary and Extraordinary General Shareholders' Meeting of Pernod Ricard has approved the 2002 accounts and has decided the payment of a dividend of €1.80 per share, plus a tax credit of €0.90, thus giving a gross dividend of €2.70. Taking into account the distribution of bonus shares (one-for-four) last February, the dividend has increased by 25% compared to the previous year.

The interim dividend was paid in January 2003 (and in March 2003 for the shares distributed in the bonus share issue). The net balance of €0.90 will be paid on 15 May 2003.

Contacts
Francisco de la VEGA / Media, Tel: (33 1) 41 00 40 95
Patrick de BORREDON / Investor Relations, Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York, Tel: (212) 486 1140

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com